Exhibit 99.1

Mereo BioPharma Sends Letter to Rubric Capital Management

Notifies Rubric of Certain Deficiencies in its Notice Purporting to Call a General Meeting of Shareholders

LONDON – August 22, 2022 – Mereo BioPharma Group plc (NASDAQ: MREO), (“Mereo” or “the Company”), a clinical-stage biopharmaceutical company focused on rare diseases and oncology, today sent a letter to Rubric Capital Management LP (“Rubric”) responding to a letter from Rubric dated August 19, 2022, in which Rubric purported to call for a General Meeting of Shareholders of Mereo and proposed to remove four of Mereo’s directors and replace them with four directors nominated by Rubric.

In Mereo’s letter sent today to Rubric, the Company notified Rubric of certain deficiencies in its notice. Mereo appreciates the input of all shareholders and is prepared to engage with Rubric to help correct these deficiencies. Mereo’s shareholders do not need to take any action at this time.

The full text of Mereo’s letter to Rubric is as follows:

Mereo BioPharma Group plc

1 Cavendish Place

London, W1G 0QF

United Kingdom

August 22, 2022

Mr. David Rosen

Rubric Capital Management LP

155 East 44th Street, Suite 1630

New York, NY 10017

Mr. Rosen,

I received your letter to Mereo BioPharma dated August 19, 2022, a copy of which is enclosed.

Mereo appreciates input from all of our shareholders, and while we continue to carefully review your letter, we wanted to promptly alert you to the fact that it has a number of deficiencies and does not satisfy the requirements of the Companies Act 2006 (the “Act”) to requisition a general meeting of the Company. The Act applies equally to all of our shareholders and any requisition of a general meeting must comply with the requirements of the Act.

Our solicitors are available to discuss the deficiencies in your letter and potential means to correct them at your convenience.

We will be sending you a formal letter responding to yours in due course.

Sincerely,

Charles Sermon

General Counsel

Mereo BioPharma Group plc

The full text of the letter Rubric sent to Mereo is as follows:

Rubric Capital Management LP

155 East 44th Street, Suite 1630

New York, NY 10017

The Directors

Mereo Biopharma Group PLC (Company)

4th Floor

One, Cavendish Place

London

England

W1G 0QF

Consistent with section 303(1) of the Companies Act 2006, we, the undersigned, require you to proceed to convene a general meeting of the Company, not later than 21 days after you receive this requisition, for the purpose of considering the removal of Dr. Peter Fellner, Dr. Anders Ekblom, Dr. Deepika Pakianathan, and Mr. Michael Wyzga from his/her office as directors of the Company and appointing the individuals named in the proposed resolution set out at 2 below as directors of the Company.

At the general meeting, it is intended to consider and, if thought fit, pass the following resolutions, which are being proposed as an ordinary resolutions, giving special notice pursuant to section 168(2) and 312(1) of the Companies Act 2006 of that resolution, being a resolution to remove a director under section 168 of the Companies Act 2006 and pursuant to Article 32 of the Company’s articles of association:

Ordinary resolutions:

1.	“THAT Dr. Peter Fellner, Dr. Anders Ekblom, Dr. Deepika Pakianathan, and Mr. Michael Wyzga be removed from office as directors of the company with immediate effect”

2.	“THAT Dr. Annalisa Jenkins, Dr. Daniel Shames, Mr. Marc Yoskowitz, and Mr. Justin Roberts be appointed as directors of the company with immediate effect”

Consistent with section 314 of the Companies Act 2006, we also require you to circulate with the above resolutions the following statement on the subject matter of the resolutions:

Dear Fellow Mereo Shareholders,

Rubric Capital Management is currently the largest shareholder of Mereo BioPharma, holding an approximately 14.32% stake in the company, more than twenty-five times the combined ownership of the independent directors. We invested in the company based upon our conviction that the company was massively undervalued. In our June 14 letter to the Board, we outlined a low-risk strategy to unlock the value of the company’s assets while preserving the company’s diminishing cash resources.

The current Board has not responded to our letter and has totally failed to engage with us over the last two months. Consequently, we have called a special meeting to replace four long-tenured directors with four highly qualified, independent candidates, who are committed to exploring all avenues to maximize shareholder value and who we believe will materially improve corporate governance and alignment with shareholders. Rubric did not undertake this course of action lightly, but this Board has forced our hand.

The current Board has presided over a period of enormous value destruction for shareholders. For the three years ending on May 26th, when Rubric filed its 13D, Mereo shares had declined by 90%. Since filing our 13D, Mereo shares have outperformed the Nasdaq Biotech Index. We are convinced that, with the direct involvement of our nominees in Mereo’s governance, Mereo can dramatically improve shareholder value.

Rubric underwrote its position in Mereo over the last two years based on two main factors:

1)	The setrusumab partnership provides bedrock valuation support, given the high probability of success and the ability to unlock that value without substantial financial commitments by Mereo

2)	Attractive opportunities to drive incremental value from the TIGIT and AATD programs

Mereo has failed to deliver on those opportunities. It has failed to find a partner for TIGIT and provided murky phase 2 results in AATD. Continued cash burn in pursuit of those programs could jeopardize the per-share value of the setrusumab partnership.

If elected to the Board, our nominees are committed to working with the continuing directors to maximize the value of Mereo. Our June 14th letter to the Board outlined a series of steps to unlock value:

1)	Explore strategic alternatives for the setrusumab royalty and the European rights held by Mereo

2)

Evaluate feedback from FDA on alvelestat from the end of phase 2 meeting and determine best path forward. In light of the Board and management’s lost credibility following the phase 2 endpoint changes, our experienced, independent directors will be able to provide a clear framework to maximizing value for this program following receipt of the minutes from the FDA

3)	Explore strategic alternatives for etigilimab and the non-core assets

4)	Reduce cash burn and evaluate opportunities for cash including the possibility of returning excess to shareholders

Of course, our nominees are open to all ideas to drive value and intend to work collaboratively with the Board to achieve the best outcome for shareholders.

In order to elect our nominees, we are asking shareholders to remove four long-tenured directors. We believe these directors should be held accountable for the massive value destruction that has occurred during their tenure. Drs. Fellner and Ekblom have been directors since the original AIM listing in 2016, during which time Mereo shares have declined ~ 90%. Dr. Pakianathan and Mr. Wyzga joined from the OncoMed board in the 2019 merger and their tenure has been marked by a ~80% decline in Mereo shares (on top of the massive losses OncoMed shareholders experienced prior to the merger).

Our candidates:

Annalisa Jenkins, MBBS, FRCP: Dr. Jenkins served as president and CEO of Dimension Therapeutics, a leading NASDAQ listed gene therapy company that was acquired by Ultragenyx in November 2017. Prior leadership roles have included the head of global research and development at Merck Serono and SVP, Global Development at Bristol Myers-Squibb. Dr. Jenkins is a board member and advisor to a number of public and private health and life science companies globally. She also is a committee member of the Science Board to the FDA and is Chair of The Court at The London School of Hygiene and Tropical Medicine. Dr. Jenkins graduated with a degree in medicine from St. Bartholomew’s Hospital in the University of London and served as a Surgeon Lieutenant Commander in the British Royal Navy.

Daniel Shames, MD: Dr. Shames has served as President of Daniel A. Shames Consulting, providing regulatory services to over 100 biotechnology and pharmaceutical clients. Prior to starting his consultancy Dr. Shames spent 12 years at the FDA during which time he was involved in the safety and efficacy review of hundreds of drugs. Most recently Dr. Shames served as Deputy Director, Office of Drug Evaluation III from 2006 to 2008, while also serving as Director of the Division of Gastroenterology and Inborn Error Products. Prior to that he was Director of Reproductive and Urologic Drugs from 2001 to 2006. Before joining the FDA, Dr. Shames founded Carolina Urocorp, operated a private medical practice, and was as Major in the United States Army Medical Corps. Dr. Shames received his undergraduate degree from Brandeis University, his MD from Georgetown University School of Medicine, and did his urology residency at the University of Pennsylvania.

Marc Yoskowitz: Mr. Yoskowitz serves as EVP and Chief Strategy Officer, Life Sciences at Tempus, Inc. Prior to Tempus, Mr. Yoskowitz was Chief Business Officer, Pfizer Essential Health, leading a range of corporate initiatives within the Pfizer portfolio. Prior to Pfizer, he served as SVP, Strategy and Corporate Development at Hospira and was a member of the Executive Committee. Earlier in his career, Mr. Yoskowitz led business development at a specialty pharmaceutical company, spent eight years at McKinsey & Company where he was an Associate Principal, and began his career as an M&A lawyer at Davis, Polk and Wardwell in New York. Mr. Yoskowitz received a bachelor’s degree magna cum laude from Washington University in St. Louis and holds a JD from Columbia University School of Law.

Justin Roberts: Mr. Roberts is a Partner at Rubric Capital Management LP, a role he has held since the formation of the company in 2016. Before Rubric he spent seven years at Point72 Asset Management. Mr. Roberts has also held roles at ZS Associates, Moore Capital Management, and began his career at Lehman Brothers as an investment banker in their M&A practice. Mr. Roberts graduated with honors from Johns Hopkins University.

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We hope shareholders will support our slate and, if successful, we believe our nominees can help unlock considerable value for all shareholders.

Investor contacts:

Justin Roberts

(212) 418-1888

mereo@rubriccapital.com

Okapi Partners LLC

Bruce Goldfarb / Jason Alexander

(212) 297-0720

info@okapipartners.com

We confirm that we hold ADSs representing least 5% of the total voting rights of all members of the company having a right to vote at general meetings of the company.

Signed:

Rubric Capital Management LP

As manager or sub-manager of its funds and accounts

David Rosen

Authorized Signatory

No. and Class of Shares Held: 83,780,600 Ordinary Shares represented by 16,756,120 American Depositary Receipts

August 19, 2022

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases and in oncology and plans to commercialize selected rare disease programs. The Company has developed a portfolio of six clinical stage product candidates. The Company has two rare disease product candidates, setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD) and Bronchiolitis Obliterans Syndrome (BOS). The Company’s partner, Ultragenyx Pharmaceutical, Inc., has initiated a pivotal Phase 2/3 pediatric study in young adults (5-25 years old) for setrusumab in OI and expects to initiate a study in pediatric patients (2-5 years old) in the second half of 2022. The partnership with Ultragenyx includes potential milestone payments of up to $254 million and royalties to Mereo on Ultragenyx territories. Mereo has retained EU and UK commercial rights and will pay Ultragenyx royalties on those territories. Alvelestat has received U.S. Orphan Drug Designation for the treatment of AATD and positive top-line data were recently reported from a Phase 2 proof-of-concept study in North America, Europe and the UK. Mereo’s lead oncology product candidate, etigilimab (anti-TIGIT), is currently in an open label Phase 1b/2 basket study evaluating anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas, cervical, ovarian, and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The global licensing agreement with OncXerna includes payments of up to $300 million in milestones and royalties.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300

Denise Scots-Knight, Chief Executive Officer

Christine Fox, Chief Financial Officer

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006

Lee Roth

Investors	investors@mereobiopharma.com